UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Science 37 Holdings, Inc.

(Name of Subject Company)

Science 37 Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

808644207

(CUSIP Number of Class of Securities)

Christine Pellizzari

Chief Legal and Human Resources Officer

Science 37 Holdings, Inc.

800 Park Offices Drive, Suite 3606

Research Triangle Park, North Carolina 27709

(984) 377-3737

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jurgita Ashley

David Neuhardt

Thompson Hine LLP

3900 Key Center

27 Public Square

Cleveland, Ohio 44114

(216) 566-5500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to the below listed preliminary communications made before the commencement of a planned tender offer (the “Offer”) by eMed, LLC, a Delaware limited liability company (“Parent”), and Marlin Merger Sub Corporation, a Delaware corporation (“Purchaser”), to acquire all of the issued and outstanding shares of the common stock, par value $0.0001 per share, of Science 37 Holdings, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 28, 2024, by and among Parent, Purchaser and the Company (the “Merger Agreement”). If the Offer is successful, then upon the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, with the Company as the surviving corporation.

1.	Exhibit 99.1: Joint Press Release, dated January 29, 2024, issued by the Company and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 29, 2024).

2.	Exhibit 99.2: Email from David Coman, Chief Executive Officer of the Company, sent to the Company’s employees, first used January 29, 2024.

3.	Exhibit 99.3: Email from David Coman, Chief Executive Officer of the Company, sent to the Company’s customers, first used January 29, 2024.

4.	Exhibit 99.4: Email to vendors, first used January 29, 2024.

5.	Exhibit 99.5: Employee FAQs, first used January 29, 2024.

6.	Exhibit 99.6: Customer FAQs, first used January 29, 2024.

In addition, the information set forth under Items 1.01, 2.02, 7.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2024 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer referenced in this filing has not yet commenced. This filing is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the tender offer materials that the Company, Parent or its acquisition subsidiary, Marlin Merger Sub Corporation, will file with the SEC upon commencement of the tender offer. The solicitation and offer to buy the Company’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Parent and its acquisition subsidiary intend to file with the SEC. At the time the tender offer is commenced, Parent and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The Company’s stockholders and other investors are urged to read carefully the tender offer materials (including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments or supplements thereto, when they become available because they will contain important information that holders of the Company’s securities and other investors should consider before making any decision with respect to the tender offer. The Offer to Purchase, the related letter of transmittal, and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of the Company at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at investors.science37.com or by contacting the Company’s Investor Relations by email at Investors@science37.com.

Cautionary Note Regarding Forward-Looking Statements

This filing contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the potential benefits of the proposed transaction; the prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction, including the parties’ ability to satisfy the various closing conditions; any potential strategic benefits, synergies or opportunities expected as a result of the proposed transaction; and any assumptions underlying any of the foregoing. These forward-looking statements generally are identified by the words “believe,” “can,” “could”, “seek”, “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “might”, “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, many of which are outside of the Company’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this filing, including, but not limited to: uncertainties as to the timing of the Offer and Merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that competing offers will be made; the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk of litigation and/or regulatory actions related to the proposed acquisition, including the risk that such litigation or actions may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; risks related to any cost reduction or restructuring measures; the successful integration of the Company into Parent subsequent to the closing of the transaction and the timing of such integration; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including the Company’s current Annual Report on Form 10-K on file with the SEC, as well as the Schedule 14D-9 to be filed by the Company and the tender offer documents to be filed by Parent and its acquisition subsidiary. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 6, 2023 and in the other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. The Company does not give any assurance that the Company will achieve its expectations.

Exhibits

Exhibit No.	Description
99.1	Joint Press Release, dated January 29, 2024, issued by the Company and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 29, 2024).
99.2	Email from David Coman, Chief Executive Officer of the Company, sent to the Company’s employees, first used January 29, 2024.
99.3	Email from David Coman, Chief Executive Officer of the Company, sent to the Company’s customers, first used January 29, 2024.
99.4	Email to vendors, first used January 29, 2024.
99.5	Employee FAQs, first used January 29, 2024.
99.6	Customer FAQs, first used January 29, 2024.